UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **October 23, 2012**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 23, 2012, the New Jersey Board of Public Utilities (the NJBPU) approved a stipulation of settlement signed by the parties (the Settlement) with respect to a petition filed by Atlantic City Electric Company (ACE), an indirect wholly owned subsidiary of Pepco Holdings, Inc. (PHI), to increase ACE's electric distribution rates. The Settlement provides for an annual increase in ACE's electric distribution base rates by the net amount of approximately $28 million, based on a specified return on equity of 9.75%. The net increase consists of a rate increase of approximately $44 million, less a deduction from base rates of approximately $16 million through a credit rider expected to expire on August 31, 2013, which is designed to refund to customers certain excess depreciation reserve funds as previously directed by the NJBPU (the Excess Depreciation Rider). Upon expiration of the Excess Depreciation Rider, ACE will not realize an increase in operating income because the resulting increase in revenues will be offset by a substantially similar increase in depreciation expense. The Settlement also provides for an increase of approximately $2 million in sales-and-use taxes related to the increase in base rates, and allows ACE to fully amortize over a three-year period the approximately $7.7 million in costs incurred as a result of Hurricane Irene in August 2011. The new rates will become effective for utility services rendered on and after November 1, 2012.

The Settlement also provides for full cost recovery pursuant to ACE's initial Infrastructure Investment Program (IIP) filing. In exchange for the increase in infrastructure investment, the NJBPU, through the IIP, allowed ACE to recover its infrastructure investment capital expenditures through a special rate outside the normal rate recovery mechanism of a base rate filing. The Settlement requires ACE to withdraw its October 2011 IIP petition, which requested the NJBPU to extend and expand the IIP, without prejudice to file such request again in the future.

PHI intends to make the NJBPU's order approving the settlement agreement available on PHI's Web site as soon as reasonably practicable after it has been made publicly available by the NJBPU. Investors may access a copy of this order (among other documents and information) through the "Regulatory Filings" hyperlink on the Investor Relations page of PHI's Web site (http://www.pepcoholdings.com).

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding PHI's and ACE's intents, beliefs, estimates and current expectations. In some cases, forward-looking statements can be identified by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue" or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI or its subsidiaries' actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond PHI's or its subsidiaries' control and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry or PHI or ACE specifically, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;

- The outcome of pending and future rate cases and other regulatory proceedings, including the possible disallowance of recovery of costs and expenses;

- The expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs;

- Possible fines, penalties or other sanctions assessed by regulatory authorities against PHI or its subsidiaries;

- The impact of adverse publicity and media exposure, which could render PHI or its subsidiaries vulnerable to increased regulatory oversight and negative customer perception;

- Weather conditions affecting usage and emergency restoration costs;

- Population growth rates and changes in demographic patterns;

- Changes in customer demand due to conservation measures and the use of more energy-efficient products;

- General economic conditions, including the impact of an economic downturn or recession on electricity and natural gas usage;

- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;

- Changes in rates of inflation;

- Changes in accounting standards or practices;

- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by, and decisions of, federal and/or state regulatory commissions, PJM Interconnection, LLC, the North American Electric Reliability Corporation and other applicable electric reliability organizations;

- Legal and administrative proceedings (whether civil or criminal) and settlements that affect PHI's or its subsidiaries' business and profitability;

- Pace of entry into new markets;

- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and

- Effects of geopolitical events, including the threat of domestic terrorism.

These forward-looking statements are also qualified by, and should be read together with, the risk factors included in Part I, Item 1A. Risk Factors and other statements in PHI's and ACE's annual reports on Form 10-K for the year ended December 31, 2011, as amended to include the executive compensation and other information required by Part III of Form 10-K (which information originally had been omitted as permitted by that form), as filed with the Securities and Exchange Commission, and in PHI's and ACE's quarterly reports on Form 10-Q for each of the quarters ended March 31 and June 30, 2012, and investors should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this Current Report on Form 8-K.

Any forward-looking statements speak only as to the date of this Current Report on Form 8-K and PHI and ACE do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for PHI or ACE to predict all such factors, nor can they assess the impact of any such factor on their business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

(Registrant)

Date: October 23, 2012   /s/ FRED BOYLE

Name: Frederick J. Boyle
Title: Senior Vice President and
             Chief Financial Officer